EXHIBIT 99.1

Execution

AMENDED BILATERAL DEVELOPMENT SERVICES AGREEMENT

This AMENDED BILATERAL DEVELOPMENT SERVICES AGREEMENT (the “Agreement”) has been entered into as of September 17, 2025 (the “Execution Date”), and shall be deemed effective as of July 1, 2025 (“Effective Date”) by and among Zhonghuan Hong Kong Holding Limited (“TZE”), a Hong Kong company, Maxeon Solar Pte. Ltd. (“MSPL”), a Singapore corporation and LUMETECH PTE. LTD. (“Lumetech”), (Company Registration No. 202338705C), a company incorporated in Singapore and having its registered office at 6 Raffles Quay, #14-02, Singapore 048580. TZE, MSPL and Lumetech may also be referred to individually as a “Party” or collectively as “Parties”.

RECITALS

WHEREAS, Lumetech, Sunpower Technology Ltd (“Maxeon”), and Sunpower Philippines Manufacturing Ltd. have entered into that certain Sales and Purchase Agreement (the “SPA”), dated January 26, 2025, pursuant to which certain assets have been assigned from Maxeon to TZE;

WHEREAS, in accordance with the SPA, Lumetech and MSPL have entered into that certain Bilateral Development Services Agreement (“Original BDSA”), dated February 28, 2025, pursuant to which Lumetech and MSPL by themselves or their Affiliates provided services to each other or their Affiliates to collaborate on research and development.

WHEREAS, TZE, MSPL and Lumetech desire to continue collaborating on research and development but amend certain arrangements in the Original BDSA.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.
DEFINITIONS

Unless otherwise defined below or in this Agreement, any capitalized term used in this Agreement shall have the meaning given to it in the SPA. In this Agreement:

1.1
“Acceptance” means the acceptance of the Deliverables and/or the Completed Work by TZE in accordance with the standard process described in Section 4.6, or such additional acceptance steps and/or processes as are set out in the Statement of Work (and “Accept” and “Accepted” will be construed accordingly).

1.2
“Acceptance Criteria” means in relation to the relevant Deliverable and Completed Work, the acceptance criteria for a Deliverable and/or Completed Work as agreed in the Statement of Work.

1.3
“Acceptance Test” means the acceptance test agreed in the Statement of Work.
1.4
“Affiliate” of a Party means any entity which (directly or indirectly) is controlled by, controls or is under common control with such Party. For the purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to a party means possession of the power to direct or cause the direction of the management and policies of such entity (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). For the avoidance of doubt, for the purposes of this Agreement, TZE (and its Affiliates) and MSPL (and its Affiliates) shall not be considered or deemed to be Affiliates of each other, and Lumetech (and its Affiliates) and MSPL (and its Affiliates) shall not be considered or deemed to be Affiliates of each other.
1.5
“Agreement Term” has the meaning set forth in Section 9.1.
1.6
“Background IP” means any Intellectual Property related to the Collaboration that is (a) owned or controlled by MSPL or its Affiliates prior to the Effective Date or (b) otherwise discovered, created, conceived of, first reduced to practice, or acquired by MSPL or any of its Affiliates independently of this Agreement. Non-exhaustive examples of the Background IP are U.S. Patent Nos. 9,312,406, 10,629,758, 11,362,220 and 10,923,61.
1.7
“Business Day” means a day (other than a Saturday, Sunday or a public holiday) when banks in the People’s Republic of China, Republic of the Philippines and United States of America are open for business.
1.8
“Collaboration” has the meaning set forth in Section 2.2.
1.9
“Collaboration Budget” has the meaning set forth in Section 3.1.
1.10
“Confidential Information” means: (a) any confidential or proprietary information or materials included in the Background IP or the Foreground IP, (b) any information or materials that a Party discloses to the other Party in connection with this Agreement and that is designated by the disclosing Party as confidential or proprietary at the time of disclosure; or (c) any other information or materials disclosed by a Party to the other Party in connection with this Agreement that should reasonably be understood to be confidential by the receiving Party at the time of the disclosure.
1.11
“Deliverable” means the Documentation and any other deliverables agreed in the Statement of Work.
1.12
“Delivery Date” means the Date of delivering the Deliverable agreed in the Statement of Work.
1.13
“Documentation” means all documents, manuals, technical literature and other materials which are the products of the Collaboration or are required to be supplied by either TZE or MSPL or their Affiliates in accordance with this Agreement.

1.14
“Foreground IP” means any Intellectual Property created or conceived by either TZE or MSPL or their Affiliates directly in connection with the performance of the Collaboration in pursuant to this Agreement.
1.15
“Intellectual Property” means all of the following whether arising under the Laws of the United States or of any foreign or multinational jurisdiction, whether registered or unregistered: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions (“Patent(s)”), (b) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (c) Internet domain names, accounts with Facebook, LinkedIn, Twitter and similar social media platforms, registrations and related rights, (d) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions, (e) confidential and proprietary information and interim result, including trade secrets, invention disclosures, processes and know-how, (f) all discoveries, technical data, software, and deliverables, and (f) any other intellectual property rights.
1.16
“Key Individual” means key individuals named in the Exhibit B1.
1.17
“Labor Cost” shall mean only cash part of the fixed monthly salary, social welfare and insurance of all MSPL Personnel and shall exclude any bonus, reimbursement, incentives and statutory or contractual compensation and/or damage.
1.18
“Listed Competitor” shall mean the companies and their Affiliates in the Exhibit A as amended by all Parties from time to time. For the purpose of this definition, if a Listed Competitor engages any cell or module manufacturer for production which satisfies below conditions, such cell or module manufacturer will be deemed as an Affiliate of such Listed Competitor: (i) the cell/module is designed or developed by such Listed Competitor or its Affiliates, (ii) the supply chain for the manufacture of the cell/module is managed and controlled solely by such Listed Competitor or its Affiliates, (iii) such Listed Competitor or its Affiliates is responsible for the quality control of the cell/modules, and (iv) the marketing, sales and distribution of the cell/module is conducted only by such Listed Competitor or its Affiliates.
1.19
“MAX 7 Technology” or “MAX7” means interdigitated or all back contact solar cell technology that utilizes a “Hybrid 3” solar cell architecture. The “Hybrid 3” solar cell architecture utilizes a first emitter formed by a polysilicon tunnel oxide contact on a wafer and a second emitter formed by a diffusion region in the surface of the wafer. Non-exhaustive examples of this technology are U.S. Patent Nos. 9,312,406 and 10,629,758.

1.20
“MAX 8 Technology” or “MAX8” means next-generation interdigitated or all back contact solar cell technology that utilizes a “Poly-in-the-Dot” solar cell architecture and “Direct Aluminum Metallization” solar cells. The “Poly-in-the-Dot” solar cell architecture utilizes a combination of p and n polysilicon tunnel oxide contacts, where the p and n contacts are separated by a trench, and the trench surrounds one of the p and n contacts. “Direct Aluminum Metallization” solar cells utilize aluminum applied as an electrical contact directly to the silicon substrate or contacts without the use of a solder or seed layer. Copper Wire Metallization (CWM) or Copper Multi-Wire (CMW) is a high precision wire bonding/soldering technology that loads cells onto circular drums, winds wires onto the SEED metal on the cells (either PVD seed or screen print pastes), and then solder the wires via IR heating, and use laser to trim every the other wires. Non-exhaustive examples of this technology are U.S. Patent Nos. 11,362,220 and 10,923,61.
1.21
“Milestone(s)” means any milestones agreed in the Statement of Work.
1.22
“MSPL Personnel” means employees employed by MSPL or its Affiliates participating in the Collaboration, who are specified in the Exhibit B2.
1.23
“Statement of Work” means the statement of work set out in the Exhibit C.
2.
SCOPE OF COLLABORATION
2.1
Original Development and Waiver.
(a)
All Parties agree and confirm that there is no Intellectual Property created or conceived under the Original BDSA prior to the Effective Date. In addition, any Intellectual Property created or conceived or any Patent applied by either Party in relation to the MAX8 on or after the Effective Date shall be deemed as a part of the Foreground IP hereunder.
(b)
Lumetech and MSPL hereby irrevocably (i) release and discharge each other from all actions, causes of action, demands, liabilities, losses, damages or any other form of claim against each other that occurred, accrued, or otherwise existed due to the Original BDSA, and (ii) waive all rights of themselves and discharge all the obligations of each other under the Original BDSA, including but not limited to the prepayment and actual payment under section 3.1 therein.
2.2
Scope. TZE and MSPL intend to utilize their respective assets and human resources in the Republic of the Philippines, the United States of America, the Republic of Singapore and the People's Republic of China to continue furthering the development of MAX8 Technology (“Collaboration”). TZE and MSPL agree to both invest on the development of MAX8 Technology during the Agreement Term in accordance with this Agreement either by themselves or their Affiliates. TZE and MSPL further agree that the Collaboration shall be exclusive, which means that neither TZE, MSPL nor its Affiliate may collaborate with any third party except for their Affiliates on the development of MAX 8 Technology.

2.3
TZE Resource Plan. Subject to Section 3, TZE shall be responsible for making assets, necessary sites, systems and materials available for use to further the Collaboration in the Republic of the Philippines, the Labor Cost, and 50% of the expenses for the operation cost of research and development regarding the Collaboration (“Non-Labor Cost”) in all of the United States of America, the Republic of the Philippines, the Republic of Singapore and the People's Republic of China. The Non-Labor Cost incurred in the Republic of the Philippines is defined as “Non-Labor Cost Managed by TZE”.
2.4
MSPL Resource Plan. MSPL shall be responsible for 50% of the Non-Labor Cost. The Non-Labor Cost incurred in the United States of America, the Republic of Singapore, and the People’s Rebulic of China is defined “Non-Labor Cost Managed by Maxeon”.
2.5
TZE Personnel Involvement in R&D Operations. TZE shall have the right, at its sole discretion and expense, to appoint personnel(s) to participate in the research and development activities of the Collaboration. MSPL shall (a) ensure that the personnel assigned by TZE are involved in any aspects of the operations as required by TZE or the above appointee(s), (b) grant them access to all information, data, document, and other material in relation to the Collaboration (including but not limited to those created under Section 2.6), and (c) provide them with reasonably necessary coaches and guidance for the purpose that such personnel are able to understand the Foreground IP, provided any disclosure by MSPL is permissible under applicable export control regulations, confidentiality obligations, and personal data privacy regulations. If any disclosure is impermissible due to any reason, MSPL shall notify TZE the reason promptly and discuss on alternative solution if TZE so requires.
2.6
Process Management. TZE and MSPL shall ensure that all research and development activities conducted within the scope of this Collaboration are managed, documented, and maintained in adherence to the prevailing industry-leading standards. To this end, TZE and MSPL shall implement and maintain appropriate measures to ensure effective and timely management, documentation, and maintenance of the following:
(a)
Project Approval: Procedures and criteria for the approval of projects shall be clearly defined and adhered to;
(b)
Development of Process Methodologies: All methodologies employed in the development processes shall be controlled and documented to ensure consistency and compliance with agreed standards.
(c)
Control of Process Parameters: Parameters involved in all processes shall be rigorously controlled and monitored to ensure optimal performance and compliance with technical specifications.
(d)
Design and Schematics of Equipment: All equipment designs and related schematics shall be documented, maintained and updated in accordance with industry standards and technological advancements.
(e)
Product Performance Testing: Testing of product performance shall include, but not be limited to, both internal and third-party (e.g. PVEL and

NREL) testing and shall be timely conducted. All testing procedures and results shall be thoroughly documented and reviewed.
(f)
Material Performance Selection and Usage: The selection and application methods of materials used in the Collaboration shall be based on their performance characteristics and suitability for the intended purposes, documented, and reviewed periodically.
3.
COLLABORATION COSTS
3.1
Collaboration Budget. The Collaboration shall be conducted in accordance with the collaboration budget approved by TZE (“Collaboration Budget”) based on the Annual Forecast and Monthly Forecast.
3.2
Annual Forecast. On the Effective Date, MSPL shall submit to TZE a budget forecast for Labor Cost and Non-Labor Cost covering the period from the Effective Date until December 31, 2025 (the “Initial Annual Forecast”) for cost incurred in Singapore, China and United States. For each subsequent calendar year, MSPL shall deliver a first-pass version of the forecast for the Labor Cost and Non-Labor Cost Managed by Maxeon for such subsequent calendar year on or prior to the last Business Day of September of the preceding year, and shall deliver a finalized version of such forecast (the “Subsequent Annual Forecast”, collectively with the Initial Annual Forecast, the “Annual Forecast”) in January of such subsequent year following MSPL’s executive leadership team and board approval of the annual operating plan. The Subsequent Annual Forecast shall serve as the benchmark Annual Forecast for that subsequent year. The Subsequent Annual Forecast shall include the following items: (i) a forecast of the Labor Cost for the subsequent calendar year; and (ii) a forecast of the Non-Labor Cost Managed by Maxeon for the subsequent calendar year. TZE shall, for the same reporting periods, provide Maxeon with budget forecasts covering Non-Labor Cost Managed by the TZE in Philippines. Within twenty (20) Business Days upon receiving an Annual Forecast (the “Annual Forecast Acceptance Period”), TZE and MSPL shall, either (i) sign an acknowledgement and acceptance letter of such Annual Forecast; or (ii) propose revisions to the terms of such Annual Forecast. If TZE or MSPL fails to deliver an acknowledgement and acceptance letter or issue a notice of rejection or revisions proposal within such Annual Forecast Acceptance Period, such Annual Forecast shall be deemed approved by TZE or MSPL respectively. If TZE or MSPL cannot reach an agreement on the Annual Forecast within ten (10) Business Days after the Annual Forecast Acceptance Period, the Chief Executive Officers of each Party shall meet and agree on the resolution within ten (10) Business Days.
3.3
Monthly Forecast. For purposes of this Agreement, “Monthly Forecast” means the monthly financial reporting package prepared by MSPL for cost incurred in Singapore, China and United States (and reciprocally by TZE for its portion of the Non-Labor Cost in Philippines) that includes actual and forecast Labor Cost and Non-Labor Cost for the preceding calendar month and following three (3) calendar months (in the case of Monthly Forecast of provided in September, following four (4) calendar months). Commencing from the Effective Date, TZE and MSPL shall provide a Monthly Forecast report each month, delivered between the 3rd and 5th Business Day of the month, including actual spend for the preceding month and updated forecasts of the following three months (in the case of Monthly Forecast of provided in September, following four months). Within five (5) Business Days upon receiving the Monthly Forecast (the “Monthly Forecast Acceptance Period”), TZE and MSPL shall, either (i) sign an acknowledgement and acceptance letter of such Monthly Forecast; or (ii) propose revisions to the terms of such Monthly Forecast. If TZE or MSPL fails to deliver an acknowledgement and acceptance letter or issue a notice of rejection or revisions proposal within such Monthly Forecast Acceptance Period, the Monthly Forecast shall be deemed approved by TZE or MSPL. TZE and MSPL agree that cumulative actual spend up to each Monthly Forecast shall not exceed the year-to-date portion of the Annual Forecast without the prior written approval of (i) TZE, with respect to the respective Labor Cost and Non-Labor Cost Managed by Maxeon, and/or (ii) MSPL, with respect to the respective Non-Labor Cost Managed by TZE.
3.4
Cost Review. Starting from the second month from the Effective Date, on the 25th date of each month, MSPL and TZE shall collaborate together in reviewing the actual expenses of the Labor Cost and Non-Labor Cost of the current month before such date (“Actual Expense”) with variance analysis for Singapore, China and United States to be provided by MSPL, and variance analysis for the Philippines to be provided by TZE. Both TZE and MSPL shall provide relevant documents and information as reasonably required by the other to complete such review.
3.5
TZE Payment. Subject to Sections 3.1 to 3.4 and based on the review of Actual Expense, TZE agrees to, by itself or its Affiliates, make payments of the Labor Cost and Non-Labor Cost in respect of each month according to below arrangements within five (5) Business Days after the 25th date of such month in pursuant to Section 3.4:
(a)
further subject to the Section 4.4, TZE will pay an amount equivalent to the Labor Cost in respect of each month to MSPL, provided that the list of the MSPL Personnel is confirmed and satisfactory to TZE prior to each payment.
(b)
TZE will pay an amount equivalent to 50% of the Non-Labor Cost (incurred in Philippines, Singapore, China and United States) in respect of each month to MSPL.

Notwithstanding the above, in the case that the Actual Expense of Labor Cost and/or Non-Labor Cost Managed by Maxeon exceeds the amount in the corresponding approved Monthly Forecast (“Forecasted Amount”), unless otherwise approved by TZE during the review of Actual Expense, TZE will only pay the Labor Cost and/or 50% of the Non-Labor Cost according to the Forecasted Amount instead of the Actual Expense. Furthermore, if both Non-Labor Cost Managed by Maxeon and Non-Labor Cost Managed by TZE exceed the Forecasted Amount, the related payment arrangement shall be discussed and agreed by TZE and MSPL.

3.6
MSPL Payment. Subject to Sections 3.1 to 3.4 and based on the review of Actual Expense, MSPL agrees to, by itself or its Affiliates, make payments of Non-Labor Cost in respect of each month according to below arrangements within five (5) Business Days after the 25th date of such month in pursuant to Section 3.4:

(a)
MSPL will pay an amount equivalent to 50% of the Non-Labor Cost (incurred in Philippines, Singapore, China and United States) in respect of each month to TZE.

Notwithstanding the above, in the case that the Actual Expense of Non-Labor Cost Managed by TZE exceeds the Forecasted Amount, unless otherwise approved by MSPL during the review of Actual Expense, MSPL will only pay the 50% of the Non-Labor Cost according to the Forecasted Amount instead of the Actual Expense.

3.7
Markup. TZE and MSPL may mutually agree on a markup based on the reasonable and fair market rate in addition to the amount of payment(s) made by TZE and MSPL in pursuant to Sections 3.5 and 3.6, and such markup shall apply to both TZE’s and MSPL’s payment(s).
4.
COLLABORATION MANAGEMENT
4.1
Scope of Review. Unless otherwise provided in this Agreement, TZE will be responsible for the overall strategic alignment and direction with respect to the Collaboration, including but not limited to review the list of the MSPL Personnel on a yearly basis or shorter. MSPL shall be responsible for managing the execution of the strategic plans.
4.2
Collaboration Review Meeting. MSPL shall arrange the MSPL Personnel to attend meetings arranged by TZE every two weeks to review with TZE the status and progress of the Collaboration, which, for avoiding doubt, shall include but not limit to the status and progress of the development of MAX 8 of both the team of the MSPL Personnel and TZE’s development team, and seek to resolve any issues that have arisen. Such meetings shall be held on a date determined by TZE, and whether the meetings are conducted by telephone, video conference, or in person, shall be jointly agreed by the Parties..
4.3
Further Determination. On or prior to the Second Milestone Date or another date agreed by TZE and MSPL, TZE and MSPL shall discuss and agree on (i) the details, Milestone date and Acceptance Criteria in respect of the Third Milestone and other Milestones (if any), and (ii) the Acceptance Criteria for the Deliverables and Delivery Date, according to progress of the Collaboration and the need of TZE.
4.4
Personnel. For all the MSPL Personnel engaged by MSPL to participate in the Collaboration, the performance of the MSPL Personnel shall at all times be satisfactory to TZE and MSPL. Without prior written approval of TZE, MSPL will ensure that any change of the MSPL Personnel (including but not limited to any replacement or addition) will not cause that the Actual Expense of the Labor Cost exceeds the approved Forecasted Amount of any respective month.
4.5
Key Individual. Subject to the current employment agreement and applicable local law of the Key Individual(s), MSPL shall ensure all the Key Individual will devote their working time and attention to the Collaboration, and will not, during the Agreement Term, either on their own account or through any of their Affiliates or in conjunction with or on behalf of any other person, (i) engage or invest, directly or indirectly, in any business in competition with TZE and

MSPL’s business, except a passive shareholding in any listed company (but not in any way controlling or participating in the management or operation of such company), regardless of the nature of such company’s business, where the shareholding does not exceed five percent (5%) of the equity of such listed company; (ii) provide service of any form to any entity engaged in any business in competition with TZE and MSPL’s business; (iii) solicit or entice away or attempt to solicit or entice away to a competitor of TZE or MSPL or any of their Affiliate, any employee, consultant, supplier, customer, client, representative, or agent of TZE or MSPL or any of their Affiliate; or (iv) use or procure the registering (or application thereto) of any Intellectual Property rights similar to the Intellectual Property rights owned by TZE or MSPL or any of their Affiliate in any country or region, or commence any proceedings or disputes against TZE or MSPL or any of their Affiliate with respect to its Intellectual Property rights. Furthermore, MSPL shall ensure, in the case that any of the Key Individual for any reason terminates his/her employment with MSPL, such Key Individual shall continue to observe and comply with the requirement in this Section 4.5 for two (2) years, subject to the person’s current employment contract. Any expenses or costs related to enforcing any restrictive covenants in this Section 4.5, under TZE’s request, shall be borne by TZE. If any Key Individual is no longer able to participate in the Collaboration for any reason and no replacement being satisfactory to TZE is made by MSPL in the one (1) month period following such circumstance, MSPL shall discuss with TZE on the alternative solution(s) of such circumstance.
4.6
Delivery and Acceptance. TZE shall have the right to decide, after the evaluation of MSPL, the Acceptance of each completed works on the relevant Milestones (“Completed Work”) and the Deliverable created from the Collaboration for ensuring that the Completed Work and Deliverable are capable of meeting the Acceptance Criteria, based on below arrangements:
(a)
MSPL will deliver all the Completed Work on or prior to each Milestones date and the Deliverable on or prior to the Delivery Date, provided that TZE has timely fulfilled its obligation hereunder, (in the format that TZE reasonably request) and all related Documentation (including but not limit to copies of the operating manuals, technical literature, name list of inventors and all other related materials in human-readable and/or machine-readable forms that contain sufficient up-to-date information for the proper use and maintenance of Completed Work and/or Deliverables).
(b)
Following delivery of the Completed Work and/or Deliverables, TZE, or a third party nominated by TZE, may perform the Acceptance Tests on the relevant Completed Work and/or Deliverables.
(c)
TZE’s Acceptance of a Completed Work and/or Deliverable will be on the date of receipt by MSPL of written confirmation of Acceptance from TZE.
(d)
If a Completed Work and/or Deliverable fails the Acceptance Tests, TZE will serve a rejection notice on MSPL specifying the grounds for such rejection. Following receipt of such rejection notice, MSPL will promptly, and in any event within the reasonable timescale proposed by TZE, rectify the relevant defects and re-deliver the Completed Work and/or Deliverable for further Acceptance Tests to be conducted by TZE, or on TZE’s behalf.
(e)
Failure of a Completed Work and/or Deliverable to pass the Acceptance Tests resulting from a breach of this Agreement by TZE will not be deemed as a failure on the part of the Completed Work and/or Deliverable. Notwithstanding the foregoing, MSPL will use all reasonable endeavors to work with TZE and any third party nominated by TZE to address such problems.
(f)
The process described in this Section 4.6 may be repeated until such time as the Completed Work and/or Deliverable are Accepted or the relevant part of the Agreement is terminated in accordance with Section 4.6(g).
(g)
Except to the extent that any below circumstance is caused by TZE’s breach of this Agreement, TZE may terminate this Agreement immediately on written notice if:
(i)
MSPL fails to present for testing a Completed Work and/or Deliverable by the Milestone date(s) or Delivery Date; or
(ii)
A Completed Work and/or Deliverable fails to achieve Acceptance:
1)
after two (2) attempts to do so; or
2)
within 60 days of the relevant Milestone date or Delivery Date.
4.7
Notwithstanding the above, if there is any need of purchasing necessary equipment for the Collaboration, the Parties shall discuss in good faith on the solution and arrangement.
4.8
If any of the Listed Competitor has developed the technology, without any TZE or its Affiliates’ involvement, which is the same as or similar to MAX 8, which, as reasonably determined by TZE, makes the value of the Collaboration to TZE substantially depreciates, MSPL shall discuss with TZE on the alternative solution(s) of such circumstance.
5.
INTELLECTUAL PROPERTY
5.1
No Transfer of Background IP. Subject to Section 5.2, MSPL retains all right, title and interest in the Background IP.
5.2
Licenses to Background IP and Covenant Not to Sue.
(a)
Subject to the terms and conditions of this Agreement, MSPL hereby grants to TZE and its Affiliates, for the purpose of furthering the Collaboration, a non-exclusive, irrevocable, non-transferable, non-sublicenseable, royalty-free, worldwide license to exploit MSPL's Background IP for the duration of this Agreement.

(b)
MSPL and it shall ensure its Affiliates fully, irrevocably and unconditionally covenants not to sue TZE, its Affiliates, their predecessors, successors, users and end users, clients, and assigns and each of their respective officers, directors, agents, employees, attorneys, successors, assigns and all persons or entities acting by, through, under, or in concert with any of them from any and all claims, actions, causes of action, suits, damages, injuries, duties, rights, obligations, liabilities, adjustments, responsibilities, judgments, trespasses, and demands, whatsoever, in law or in equity, whether known or unknown, suspected or unsuspected to exist, now existing or later acquired, which were made or could have been made or may be made in the future by MSPL or its Affiliates relating to the Background IP, but solely to the extent of the utilization of the Foreground IP and products containing the Foreground IP.
(c)
MSPL and it shall ensure its Affiliates further covenants that they shall use their best efforts to ensure that the use, assignment, license, enforcement and other types of exploitation and disposition of Foreground IP will not through any means be adversely affected by the claims, actions or suits relating to the Background IP, either directly or indirectly.
5.3
Foreground IP.
(a)
Subject to Section 5.3(b), to the extent any Foreground IP is created or conceived in connection with the Collaboration, such Foreground IP shall be owned by TZE only. Maxeon shall own a copy of the Foreground IP for utilization in the US.
(b)
If there is any Patent created from the Collaboration, belonging to the Max 8 Technology, not solely or mainly created or invented by TZE’s employee(s) and registered in the United States of America (“US Patent”), such US Patent shall be registered under the name of and owned by TZE and MSPL in equal shares and TZE and MSPL shall then execute necessary documents for completing such registration in the United States of America.
(c)
MSPL shall have the full co-ownership rights with respect to the US Patent. In the case that any Listed Competitor is involved in the utilization of the US Patent, TZE and MSPL shall discuss on the arrangement in advance.
(d)
TZE shall have the full co-ownership rights with respect to the US Patent and sole ownership of Patents outside of the US.
(e)
For any license to any third party by MSPL or TZE, either MSPL or TZE shall inform each other on the license information, including but not limited to the licensee, license fee, scope of the license and the license term.
(f)
Unless otherwise agreed in Sections 5.3(a), 5.3(b), 5.3(c), 5.3(d) and 5.3(e), any utilization of the Foreground IP, including any license, assignment, enforcement or other types of exploitation of the Foreground IP shall be decided by TZE only.
(g)
Except for the internal use of TZE and MSPL and their Affiliates and assignment by either TZE or MSPL of their own interests pursuant to Sections 5.3 (a), 5.3(b), 5.3(c), 5.3(d) and 5.3(e), respectively: (i) all income generated from any license or assignment or other utilization of the Foreground IP (excluding the US Patents) shall be distributed to TZE only; and (ii) all income generated from utilization of the Foreground IP in the US (including any US Patent) shall be distributed to TZE and MSPL on 5:5 basis and further details shall be discussed by the Parties.
5.4
Prohibition on the IP Rights. TZE and MSPL agree to collaborate with any third party interested in utilizing the Target Assets described in the SPA (“Target Assets”) and the Foreground IP to manufacture MAX7 & MAX8 Technology products or similar products.

Unless otherwise provided in this Agreement or with the prior written consent of MSPL, TZE shall not:

(i) grant access to, or sell to any third party, any Patent, trademark, trade secret, controlled document, Background IP, or other intellectual property rights owned by MSPL, including any tools or processes derived from such intellectual property and included in the Target Assets; and/or

(ii) grant any third party access to any employee who possesses relevant knowledge related to such intellectual property, such as a former employee of the MSPL or its Affiliates who may have manufacturing trade secrets and confidentiality obligations to the MSPL or its Affiliates.

6.
PATENT PROSECUTION
6.1
Mutual Responsibilities and Rights. MSPL has an obligation to use commercially reasonable efforts to identify any Foreground IP developed under or resulting from the Collaboration. TZE and MSPL will use the bi-weekly review meeting in accordance with Section 4.2 to evaluate and manage the patent prosecution. Upon the identification of such Foreground IP by MSPL, MSPL shall disclose the Foreground IP to TZE, unless such disclosure would violate applicable law, including applicable export control laws. To the extent that MSPL reasonably determines that disclosure of such Foreground IP to TZE would violate applicable law, MSPL shall report to TZE the violation/event and have the discretion to immediately take such actions as are necessary to obtain required governmental or other approvals to disclose such Foreground IP to TZE and protect the Intellectual Property rights in the Foreground IP, which may include, as decided by TZE, filing a Patent application or other alternative mechanism dealing with such violation. The disclosures to TZE required by this section shall be made promptly once all such required approvals have been obtained. To the extent that any Patent is filed by MSPL pursuant to this Section 6.1 as agreed by TZE, MSPL agrees to and hereby does assign to TZE (in the case that such Patent is a US Patent, the co-ownership will be assigned), and TZE hereby accepts, all right, title and interest in and to such Patent, and TZE shall reimburse MSPL for any fees or costs associated with preparing and filing such Patent.
6.2
TZE Responsibilities. As between TZE and MSPL, TZE has the first right and primary responsibility for preparing, filing, prosecuting and maintaining Patents and claims in an appropriate scope for the Foreground IP. TZE can engage Patent counsel to prepare, file, prosecute, and maintain the Patents related to the Foreground IP, and within 30 days of the Effective Date, TZE shall provide MSPL written notice of the name of TZE’s Patent counsel if the involved Patent(s) is/are the US Patent. TZE shall inform MSPL of any transfer of Patents related to the Foreground IP to other counsel if the involved Patent(s) is/are the US Patent. Regarding the US Patent, notwithstanding other clauses in this Agreement, TZE and MSPL shall equally share all costs associated with the preparation, filing, perfection and maintenance of such US Patent. Regarding Patents other than the US Patents, TZE shall bear all such costs. With regard to the US Patent that is or should be protected, TZE shall, or shall instruct its Patent counsel to, provide MSPL with access to: (a) copies of all applications, amendments, claims, petitions, notices or other filings made or proposed to be made with the appropriate governmental authority; (b) copies of all documents and correspondence relating to such US Patent received from the governmental authority through which such protection is sought promptly after receipt; (c) copies of all documents and correspondence relating to such US Patent prior to the filing of such documents with the governmental authority through which such protection is sought; and (d) other necessary documents requested by MSPL. All documents, materials, and/or information required by the preceding sentence to be made accessible to MSPL shall be made accessible promptly following receipt by TZE or its counsel. With regard to the US Patent, TZE shall give due consideration to any comments, revisions, modifications, changes, additions or deletions reasonably requested by MSPL and shall not unreasonably reject the same.
6.3
MSPL Responsibilities. MSPL shall, until the definite result of relevant Patent or other Intellectual Property right application comes out or in the case that any of the Foreground IP gets involved in disputes, use all reasonable efforts to cooperate with TZE to facilitate the acquisition of relevant Intellectual Property rights in the Foreground IP in pursuant to this Agreement or the resolution of above mentioned disputes, including but not limited to:
(a)
Documentation Support
(i)
Preparation and submission of all technical documents, invention disclosures, and supporting materials required for Patent applications;
(ii)
Execution of necessary assignment agreements and other legal instruments to transfer all rights, title, and interest in the Foreground IP;
(iii)
Assistance in drafting Patent specifications, copyright registration materials, and other Patent filing documents
(b)
Personnel Support
(i)
Making relevant technical personnel available for consultations with the TZE's Patent counsel
(ii)
Providing expert testimony and technical explanations to Foreground IP examiners when required
(iii)
Ensuring all the MSPL Personnel have executed confidentiality and Intellectual Property assignment agreements prior to engagement
(c)
Continuing Obligations

MSPL shall:

(i)
Promptly disclose to TZE any Intellectual Property-related developments arising from the Collaboration;
(ii)
Provide ongoing reasonable assistance during the Foreground IP examination process.
6.4
Consultation Period of TZE. For a period of 24 months after Termination of this Agreement, TZE shall have the right to consult with MSPL on any invention or other achievements conceived or reduced to practice during the Agreement Term to ensure all Foreground IP is properly documented and, if suitable, corresponding Patent applications are filed, where TZE shall enjoy all the rights, interest and income generated therefrom as in this Agreement. Upon request from TZE, MSPL shall provide documentary evidence of conception or reduction to practice of an invention or other achievements and the date of such conception or reduction to practice. During a period of 12 months after Termination of this Agreement, if MSPL files any Patent application which relates to MAX7 and/or MAX8 and based on any Foreground IP, such Patent application and the Patent obtained thereafter (if any) shall be deemed as a part of the Foreground IP and thus TZE shall enjoy all the rights, interest and income generated therefrom as in this Agreement. Any Foreground IP that is reasonably evidenced to have been conceived during the Agreement Term, but not reduced to practice until after the Termination, shall nonetheless be considered Foreground IP under this Agreement.
6.5
Consultation Period of MSPL. Notwithstanding the foregoing and only in the case of the US Patent, during a period of 12 months after Termination of this Agreement, if TZE files any Patent application which relates to MAX7 and/or MAX8 and based on any Foreground IP, such Patent application and the Patent obtained thereafter (if any) shall be deemed as a part of the US Patent and thus MSPL shall enjoy the same rights, interest and income generated therefrom as in this Agreement. Any US Patent that is reasonably evidenced to have been conceived during the Agreement Term, but not reduced to practice until after the Termination, shall nonetheless be considered US Patent under this Agreement.

7.
PATENT ENFORCEMENT
7.1
Notice of Infringement. If either TZE or MSPL becomes aware of any (a) actual or suspected infringement, anywhere in the world, of a Patent related to the Foreground IP by a third party; or (b) allegations from a third party alleging the invalidity, unenforceability or non- infringement of a Patent related to the Foreground IP, such party shall promptly notify the other in writing to that effect, and include in the notice any such evidence of infringement possessed by that party. If the involved Patent(s) is/are the US Patent, upon such notice and before proceeding with any action (e.g., cease and desist notice), TZE and MSPL shall consult with each other, in good faith, regarding whether to enforce such Patent rights, an appropriate approach for such enforcement, an allocation of costs for such enforcement effort, and allocation of proceeds that may result from such enforcement effort. If the involved Patent(s) is/are the US Patent, TZE and MSPL shall jointly enforce the Patent related to the Foreground IP unless mutually agreed otherwise.
8.
CONFIDENTIALITY
8.1
Confidentiality. The Party receives any Confidential Information (“Receiving Party”) of the other Party, or its Affiliates, (“Disclosing Party”) shall keep all such Confidential Information in Receiving Party’s possession or reasonable control confidential and shall not disclose any such Confidential Information to any third party without the prior written consent of the Disclosing Party, other than the Receiving Party’s representatives who have a business need-to-know such Confidential Information. The Receiving Party shall exercise at least the same degree of care to safeguard the confidentiality of the Disclosing Party’s Confidential Information as it does to safeguard its own proprietary or confidential information of equal importance, but not less than a reasonable degree of care. The Receiving Party shall ensure, by instruction, contract, or otherwise with its representatives that such representatives comply with the provisions of this Section 8.1. The Receiving Party shall promptly notify the Disclosing Party in the event that the Receiving Party learns of any unauthorized use or disclosure of such Confidential Information by it or its representatives, and shall promptly take all actions necessary to correct and prevent such use or disclosure.
8.2
Exclusions. The confidentiality obligations in Section 8.1 shall not apply to any Confidential Information which: (a) is or becomes generally available to and known by the public (other than as a result of a non-permitted disclosure or other wrongful act directly or indirectly by the Receiving Party); (b) is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that the Receiving Party has no knowledge that such source was at the time of disclosure to the Receiving Party bound by a confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party which was breached by the disclosure; (c) has been or is hereafter independently acquired or developed by the Receiving Party without reference to such Confidential Information and without otherwise violating any confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party; (d) was in the possession of the Receiving Party at the time of disclosure by the Disclosing Party without restriction as to confidentiality; or (e) is requested or required to be disclosed to a regulatory authority, provided that the Receiving Party promptly notifies, to the extent practicable, the Disclosing Party in writing of such request or demand for disclosure so that the Disclosing Party, at its sole expense, may seek to make such disclosure subject to an appropriate remedy to preserve the confidentiality of the Confidential Information.
9.
TERM AND TERMINATION
9.1
Agreement Term. This Agreement shall commence on the Effective Date and continue until terminated in accordance with Section 9.2 (“Agreement Term”).
9.2
Termination of Agreement Term by TZE. The Agreement Term shall last two (2) years from the Effective Date. The Agreement shall automatically renew for subsequent one (1) year terms, unless TZE provides prior written notice of non-renewal prior to the start of the renewal term. At any time, the Agreement Term may be extended or terminated upon the Parties’ mutual written agreement. TZE may terminate this Agreement immediately by giving written notice to MSPL and Lumetech if:
(a)
MSPL’s performance that were subject to any notice given by TZE under Section 4.6(d) has not significantly improved (as determined by TZE acting reasonably) in the three (3) month period following the date of the notice;
(b)
If MSPL undergoes a Change of Control or is insolvent; or
(c)
MSPL is in material breach of this Agreement.

Upon termination of this Agreement, MSPL shall:

(a)
provide such co-operation and information as TZE may reasonably request in connection with the termination and mitigate any consequences of such termination, including co-operating in a smooth handover of any ongoing work;
(b)
return immediately all items of the TZE’s property which MSPL or any MSPL Personnel have in MSPL’s possession or control in connection with this Agreement (including any security pass, disks, tapes, documents or copies of documents);
(c)
if MSPL has or any MSPL Personnel have any material, documents or information belonging to TZE on a personal computer, forward copies to TZE and then, to the extent possible, irretrievably delete them/it; and
(d)
promptly pay to TZE any and all damage arising from any MSPL’s breach or non-performance of all or any of the covenants, warranties, representations, obligations, undertakings or agreements on MSPL’s part contained in this Agreement.

“Change of Control” means the closing of (a) a merger, consolidation or similar transaction providing for the acquisition of the direct or indirect ownership of more than fifty percent (50%) of a Party’s shares or similar equity interests or voting power of the outstanding voting securities or that represents the power to direct the management and policies of such Party, or

(b) the sale of all or substantially all of a Party’s assets.

9.3
Termination of Agreement by MSPL. MSPL may terminate this Agreement immediately by giving written notice to TZE and Lumetech if:
(a)
TZE is in material breach of this Agreement and does not cure such breach within fifteen (15) days after receiving written notice from MSPL.

Upon termination of this Agreement by MSPL, TZE shall:

(b)
provide such co-operation and information as MSPL may reasonably request in connection with the termination and mitigate any consequences of such termination, including co-operating in a smooth handover of any ongoing work in respect of the US Patent;
(c)
return immediately all items of MSPL’s property which TZE or any TZE Personnel have in their possession or control in connection with this Agreement (including any security pass, disks, tapes, documents or copies of documents);
(d)
if TZE has or any TZE Personnel have any material, documents or information belonging to MSPL on a personal computer, forward copies to MSPL and then, to the extent possible, irretrievably delete them/it; and
(e)
promptly pay to MSPL any and all damage arising from any TZE breach or non-performance of all or any of the covenants, warranties, representations, obligations, undertakings or agreements on TZE’s part contained in this Agreement.
9.4
Survival. Sections 2.1, 5 (except Section 5.2(a)), 6, 7, 8, 9.4, 11, and 12 shall survive the termination of the Agreement Term.
10.
REPRESENTATIONS AND WARRANTIES
10.1
Each Party represents and warrants to others that:
(a)
Corporate Existence and Power. It has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its formation and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated by this Agreement.
(b)
Authorization and Enforceability. The execution and delivery of this Agreement by it and the carrying out by it of the transactions contemplated hereby have been duly authorized by all requisite corporate action, and this Agreement has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with the terms of this Agreement, subject, as to enforceability of remedies, to limitations imposed by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity.
(c)
No Conflict. It is not a party to any agreement or commitment, including applicable privacy policies, that would prevent it from granting the rights granted or intended to be granted to others under this Agreement or performing its obligations under this Agreement.
11.
INDEMNIFICATION
11.1
Indemnification by MSPL. MSPL shall fully indemnify and hold harmless TZE and its Affiliates and their respective directors, officers, employees and agents (the “TZE Indemnified Parties”) from and against any and all losses, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Damages”) incurred by any such TZE Indemnified Party based on any third party claim arising out of or relating to (a) MSPL’s breach of this Agreement, or (b) the gross negligence or willful misconduct of any of the MSPL Indemnified Parties (as defined in Section 11.2), except to the extent directly or indirectly caused by any act or omission of TZE Indemnified Parties.
11.2
Indemnification by TZE. TZE shall fully indemnify and hold harmless MSPL and its Affiliates and their respective directors, officers, employees and agents (the “MSPL Indemnified Parties”) from and against any and all Damages incurred by any such TZE Indemnified Party based on any third party claim arising out of or relating to (a) TZE’s breach of this Agreement, or (b) the gross negligence or willful misconduct of any of the TZE Indemnified Parties, except to the extent directly or indirectly caused by any act or omission of MSPL Indemnified Parties.
11.3
Indemnity Procedures. Any indemnified Party submitting an indemnity claim under Section 11.1 or 11.2, as applicable (“Indemnified Party”), shall: (a) promptly notify the indemnifying Party under Section 11.1 or 11.2, as applicable (“Indemnifying Party”), of such claim in writing and furnish the Indemnifying Party with a copy of each communication, notice or other action relating to the event for which indemnity is sought; provided that no failure to provide such notice pursuant to this Section shall relieve the Indemnifying Party of its indemnification obligations, except to the extent such failure materially prejudices the Indemnifying Party’s ability to defend or settle the claim; (b) give the Indemnifying Party the authority, information and assistance necessary to defend or settle such suit or proceeding in such a manner as the Indemnifying Party shall determine; and (c) give the Indemnifying Party sole control of the defense (including the right to select counsel, at the Indemnifying Party’s expense) and the sole right to compromise and settle such suit or proceeding; provided that, in the case of Sections (b) or (c), the Indemnifying Party shall not, without the written consent of the Indemnified Party, compromise or settle any suit or proceeding unless such compromise or settlement (i) is solely for monetary damages (for which the Indemnifying Party shall be responsible), (ii) does not impose injunctive or other equitable relief against the Indemnified Party and (iii) includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding. Notwithstanding anything in this Section 11.3, with respect to any claim covered by Section 11.1 or 11.2, as applicable, the Indemnified Party (in its capacity as such) may participate in the defense at its own expense.
11.4
Consequential Damages. NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF THE OTHER PARTY IN CONNECTION WITH THIS AGREEMENT, EXCEPT IN CONNECTION WITH A BREACH OF SECTION 11, IT BEING UNDERSTOOD THAT A PARTY’S BREACH OF ITS INDEMNITY OBLIGATIONS HEREUNDER SHALL BE DIRECT DAMAGES REGARDLESS OF WHETHER THE DAMAGES CLAIM FOR WHICH INDEMNITY IS SOUGHT IS CHARACTERIZED AS SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL.
12.
MISCELLANEOUS
12.1
Substance. This Agreement will not be interpreted or construed to create an association, joint venture, or partnership among the Parties.
12.2
Tax. Each Party is responsible for bearing and paying any taxes incurred on their own in connection with the matters hereunder. In the event applicable law does not specify the Party liable to bear applicable taxes payable, TZE and MSPL shall bear such taxes equally. All payments due under this Agreement shall be made without any deduction or withholding, unless such deduction or withholding is required by any applicable law of any relevant government authority.
12.3
Governing Law. This Agreement shall be governed by the laws of Singapore, without regard to rules of conflicts of laws.
12.4
Dispute Resolution. The Parties shall seek to settle any dispute, controversy or claim arising from or in connection with this Agreement or the transaction documents through good faith negotiation. If within thirty (30) days after one Party notifies the others of any dispute in writing, the Parties fail to resolve such dispute through good faith negotiation, such dispute shall be settled through arbitration by the Singapore International Arbitration Centre (SIAC) under its latest version of rules of arbitration in force when the arbitration is initiated. The arbitration award shall be final and binding on the Parties. The place of arbitration shall be Singapore. The arbitration proceedings shall be conducted in English by a panel of three arbitrators who are fluent in the English language. The Parties agree to select arbitrators in accordance with SIAC rules.
12.5
Entire Agreement. All Parties hereby agree and confirm that this Agreement shall govern, supersede and replace any and all prior agreements, contracts, or understandings between the Parties hereto (including but not limited to the Original BDSA), whether oral or in writing, relating to the matters addressed herein and the contractual relationship of the Parties.
12.6
Assignment. This Agreement may not be assigned by either Party without the prior written consent of the others. Notwithstanding the foregoing, for the purpose of efficient Intellectual Property operation, TZE may assign part or all of this Agreement to its Affiliate without the prior written consent of MSPL, provided that TZE provides MSPL with written notice of any such assignment.
12.7
Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

[Signature page follows]

In Witness Whereof, the Parties have caused this Bilateral Development Services Agreement to be executed as of the date stated at the beginning by their duly authorised representatives.

Zhonghuan Hong Kong Holding Limited By: /s/ Changxu Zhang Name: Changxu Zhang Title: Director
Maxeon Solar Pte. Ltd. By: /s/ Dmitri Hu Name: Dmitri Hu Title: Authorized Signatory LUMETECH PTE. LTD. By: /s/ Bin Zhou Name: Bin Zhou Title: Director

Exhibit A

Listed Competitor

[*****]

Exhibit B1

Key Individual

[*****]

Exhibit B2

MSPL Personnel

[*****]

Exhibit C

Statement of Work

[*****]